Exhibit 10.29

Compensation Arrangements for Non-Employee Directors

Revised Compensation Structure.   On November 1, 2004, the Governance Committee of the Board approved a revised compensation structure for non-employee directors effective January 1, 2005.  The principal changes in directors’ compensation are to move the equity component of their annual compensation from stock options to restricted stock units and increasing meeting fees for Board and Committee meetings. The major provisions of directors’ compensation structure include the following:

•       The annual cash retainer will remain at $35,000 per year.

•       Beginning in 2005, directors will also be granted annually at the conclusion of the annual shareholders meeting 3,000 deferred shares of Company common stock with restrictions that lapse upon the earlier of the first anniversary of grant, the director’s death, disability, retirement or a change in control of the Company. Directors were previously granted 7,000 stock options per year. The new structure will make the Company’s overall Board fees more competitive, reflect the expected future market practice when stock option expensing is required and more closely link the directors’ equity compensation with shareholder interests.

•       The annual committee chair fee will remain at $5,000 per year.

•       The meeting fees for board and committee meetings will increase from $1,000 to $1,500 per meeting, to compensate directors for increased demands on their time and increased frequency of meetings, and to make the fees more competitive.

•       Beginning in 2005, new directors will receive a one-time grant of 4,000 deferred shares of Company common stock upon their election to the Board, to assist in attracting and retaining qualified new directors. As a matter of equitable treatment for existing members of the Board, all directors serving at the conclusion of the first Board meeting in 2005 will receive a one-time grant of 4,000 deferred shares of Company common stock. The restrictions will lapse upon the earlier of the third anniversary of grant, the director’s death, disability, retirement or a change in control of the Company, as such terms are defined in the 2000 Stock Incentive Plan.

Amendments to 2000 Stock Incentive Plan.   On October 28, 2004 and November 1, 2004, respectively, the Compensation Committee and the Governance Committee of the Board approved amendments to the Equifax Inc. 2000 Stock Incentive Plan (the “2000 Plan”) to permit the issuance of deferred shares of Company common stock to non-employee directors of the Company as part of its overall stock compensation plan for directors.

Expense Reimbursement.   Directors are also entitled to reimbursement of reasonable travel expenses associated with Board and Committee meetings as well as costs and expenses incurred in attending director education programs and other Company-related seminars and conferences.

Stock Ownership Guidelines for Directors.   On November 1, 2004, the Governance Committee of the Board approved guidelines that require non-employee directors to own Company stock having a value of at least four times the annual cash retainer (currently $140,000). These guidelines are to be achieved by the fourth anniversary of the director’s initial election to the Board, and by the date of the 2008 annual shareholders meeting for current directors.